Filed Pursuant to Rule 433
File No. 333-91954

StanCorp Financial Group, Inc.

Fixed-to-Floating Rate Income Capital Obligation Notes®

Term Sheet

Issuer:	StanCorp Financial Group, Inc. (“StanCorp”)

Security:	Fixed-to-Floating Rate Income Capital Obligation Notes® (“ICONs”)

Size:	$300,000,000

Maturity Date:	June 1, 2067, if not redeemed earlier

Ratings:	S&P: BBB / Moody’s: Baa2

Type of security:	SEC Registered

Interest and Payment Dates:	Interest on the ICONs will accrue from May 29, 2007 to but excluding June 1, 2017 or their earlier redemption at an annual rate equal to 6.900% of the principal amount of the ICONs, payable semi-annually in arrears on June 1 and December 1 of each year, and from and including June 1, 2017 to but excluding June 1, 2067 if not redeemed earlier at an annual rate equal to three-month LIBOR plus a margin equal to 2.510% of the principal amount of the ICONs, payable quarterly in arrears on June 1, September 1, December 1 and March 1 of each year. Interest will be payable beginning on December 1, 2007.

Redemption:

Subject to certain conditions, StanCorp may redeem the ICONs before their maturity on any Interest Payment Date:

• in whole or in part, on one or more occasions at any time on or after June 1, 2017, at a cash redemption price equal to the Par Redemption Amount;

• in whole or in part, on one or more occasions at any time prior to June 1, 2017, in cases not involving a Tax Event or Rating Agency Event, at a cash redemption price equal to the greater of (i) the Par Redemption Amount and (ii) the Make-whole Redemption Amount;

• in whole, but not in part, at any time prior to June 1, 2017 and within 180 days after the occurrence of a Tax Event, at a cash redemption price equal to the Par Redemption Amount; or

• in whole, but not in part, at any time prior to June 1, 2017 and within 180 days after the occurrence of a Rating Agency Event at a cash redemption price equal to the greater of 100% of their principal amount or the Special Event Make-whole Redemption Amount.

Replacement Capital Covenant:

Around the time of the initial issuance of the ICONs, we will enter into a Replacement Capital Covenant in which we will covenant for the benefit of holders of a designated series of our indebtedness (which will initially be our outstanding 6.875% Senior Notes due 2012), that we will not, and we will not permit any of our subsidiaries to, repay, redeem, purchase or defease the ICONs on or before June 1, 2047, unless, subject to certain limitations, during the 180 days prior to the date of that repayment, redemption, purchase or defeasance we have received sufficient proceeds from the sale of specified securities that have equity-like characteristics that are the same as, or more equity-like than, the applicable characteristics of the ICONs at that time.

The Replacement Capital Covenant may be terminated if the holders of at least a majority by principal amount of the then-existing covered debt consent or agree in writing to terminate the Replacement Capital Covenant and the obligations of the Company thereunder, or if we no longer have outstanding any indebtedness that qualifies as covered debt, and will be terminated on June 1, 2047 or, if earlier, when all of the ICONs have been paid, redeemed or purchased in full.

Make-whole Redemption Amount:	The sum, as calculated by the Premium Calculation Agent, of the present values of the remaining scheduled payments of principal (discounted from June 1, 2017) and interest that would have been payable to and including June 1, 2017 (discounted from their respective Interest Payment Dates) on the ICONs to be redeemed (not including any portion of such payments of interest accrued to the redemption date) to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury rate plus 30 basis points; plus accrued and unpaid interest, together with any Compounded Interest, on the principal amount of the ICONs being redeemed to the redemption date.

Special Event Make-whole Redemption Amount:	The sum, as calculated by the Premium Calculation Agent, of the present values of the remaining scheduled payments of principal (discounted from June 1, 2017) and interest that would have been payable to and including June 1, 2017 (discounted from their respective Interest Payment Dates) on the ICONs to be redeemed (not including any portion of such payments of interest accrued to the redemption date) to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury rate plus 50 basis points; plus accrued and unpaid interest, together with any Compounded Interest, on the principal amount of the ICONs being redeemed to the redemption date.

Comparable Treasury Issue:	The U.S. Treasury security selected by the Premium Calculation Agent as having a maturity comparable to the term remaining from the early redemption date to June 1, 2017 that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable term.

Pricing Date	May 23, 2007

Settle Date:	May 29, 2007 (T+3)

Public Offering Price:	$1,000 per ICON

Sole Bookrunner and Sole Structuring Agent:	Merrill Lynch & Co.

Co-Managers:	Wells Fargo Securities, Piper Jaffray, Goldman, Sachs & Co.

CUSIP:	852891 AB6

NYSE Symbol for Our Common Stock:	SFG

Terms used but not defined herein shall have the meaning ascribed to them in the preliminary prospectus supplement filed by StanCorp with the SEC on May 21, 2007.

The information in this term sheet supersedes information provided in the term sheet filed by the Company on May 21, 2007 with the SEC, including with respect to offering size.

U.S. Bank National Association is the trustee under the subordinated indenture under which the ICONs will be issued. The address for the trustee’s Corporate Trust Office is U.S. Bank National Association, 60 Livingston Avenue, St. Paul, Minnesota 55101.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch & Co. toll-free 1-800-248-3580.

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